Exhibit 12.1

NORTHERN STATES POWER COMPANY — WISCONSIN

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
		(in thousands, except ratios)
Earnings:
Net income	$57,470	$54,373	$36,392	$30,296	$36,366
Provisions for Federal and state taxes on income	27,036	36,925	21,158	20,690	25,302
Fixed charges as below	23,250	23,467	23,139	21,557	19,627
Less: Undistributed equity in earnings of unconsolidated affiliates	21	232	553	411	409

Total	$107,735	$114,533	$80,136	$72,132	$80,886

Fixed Charges:
Interest charges, excluding AFC — debt	$23,250	$23,467	$23,139	$21,557	$19,627
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—

Total	$23,250	$23,467	$23,139	$21,557	$19,627

Ratio of earnings to fixed charges	4.6	4.9	3.5	3.3	4.1